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                         VALUE LINE CENTURION FUND, INC.

                   VALUE LINE STRATEGIC ASSET MANAGEMENT TRUST

                          SERVICE AND DISTRIBUTION PLAN

This Service and Distribution Plan (the "Plan") is adopted as of this June 17, 2002 by the Board of Directors or Trustees (the " Board") of Value Line Centurion Fund, Inc. and Value Line Strategic Asset Management Trust (each, a "Fund" and together, the "Funds").

Section 1. The Funds are open-end management investment companies each issuing either common stock or shares of beneficial interest (both referred to herein as "Shares"). The Funds may offer their Shares to life insurance companies (each, a "Life Company") for allocation to certain of their separate accounts established for the purpose of funding variable annuity contracts and variable life insurance policies (collectively referred to herein as "Variable Contracts").

Section 2. The Plan is adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Act") so as to allow the Fund to make payments as contemplated herein, in conjunction with the distribution of Shares.

                  From time to time, Value Line, Inc., the Funds' investment adviser, or Value Line Securities, Inc., the Funds' distributor (the "Distributor"), directly or through an affiliate, may use its own resources to (a) pay promotional and administrative expenses in connection with the offer and sale of Shares, or (b) make payments to third parties that provide assistance in selling Shares or that provide support services to Variable Contract owners. To the extent that any such payments should be deemed to be indirect financing by the Funds of the distribution of Shares, such payments are deemed to be authorized by this Plan.

Section 3. The Plan is designed to finance activities of the Distributor, principally intended to result in sale of Shares, including, but not limited to the following:

                  a.) providing incentives and compensation to Life Companies that make the Fund available to its Variable Contract owners and who provide personal services to its Variable Contract owners who fund their Variable Contracts with shares of the Fund;

                  b.) providing administrative support services to the Fund in connection with the distribution of the Fund's shares for use by Life Companies in funding Variable Contracts;

                  c.) paying costs incurred in conjunction with advertising and marketing Fund shares, such as the expense incurred by Life Companies, the Distributor, or affiliates of the Distributor of preparing, printing and distributing promotional or sales literature in connection with the funding of Variable Contracts with Fund shares;
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                  d.)  printing and distributing prospectuses, statements of additional information and reports of the Fund to prospective Variable Contract owners;

                  e.) holding seminars and sales meetings designed to promote the distribution of Variable Contracts funded with Fund shares, to the extent permitted by applicable laws, rules or regulations;

                  f.) training sales personnel of Life Companies regarding the Fund; and

                  g.) financing any other activity that the Board determines is primarily intended to result in the sale of Fund shares and support of services relating to those shares.

Section 4. Any advertising or sales materials used in conjunction with the marketing of a Fund's shares may include references to other open-end investment companies or investments, provided that expenses relating to such advertising and sales material will be allocated among such other investment companies or investments in an equitable manner, and any sales personnel so paid are not required to devote their time solely to the sale of Shares.

Section 5. As compensation for the services to be provided under this Plan, Distributor shall be paid a fee at the annual rate of 0.40% of the Fund's average daily net assets. The value of the net assets of each Fund shall be determined in accordance with the Fund's prospectus, as amended from time to time.

Section 6. All payments to Life Companies and other organizations pursuant to the Plan shall be made solely by the Distributor and such Life Company or organization shall look solely to the Distributor for compensation for its services and in no event shall such Life Company or organization seek payment from the Fund.

Section 7. The Plan will become effective at the later of September 18, 2002 or upon approval by (a) a majority of the outstanding Shares and (b) a majority of the Directors or Trustees who are not "interested persons" (as defined in the Act) of the Fund (the "Independent Directors/Trustees") and have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan ( the "Qualified Directors/Trustees"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of the Plan.

Section 8. The Plan shall continue in effect for as long as such continuance is specifically approved by the Director or Trustees of the appropriate Fund and the Qualified Directors/Trustees at least annually in the manner provided in
                  Section 7(b). Each quarter, the Distributor shall report to the Funds the amounts paid under this Plan and the nature of the services provided under the Plan. In connection with the annual review and approval of such continuance, the Distributor shall furnish the Boards with such information as the Boards may reasonably request in order to enable the Boards to make an informed determination of whether the Plan should be continued.

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Section 9.        The Plan may be amended at any time by the Board provided that
                  (a) any amendment to increase materially the costs which the Fund may bear pursuant to the Plan shall be effective only upon approval by a vote of a majority of the outstanding voting securities of the Fund and (b) any material amendments of the terms of the Plan shall become effective only upon approval as provided in Section 7(b) hereof.

Section 10. The Plan is terminable without penalty at any time by (a) vote of a majority of the Board of the Fund, including a majority of the Qualified Directors/Trustees, or (b) vote of a majority of the outstanding voting securities of the Fund.

Section 11. So long as the Plan is in effect, the selection and nomination of the Independent Directors/Trustees shall be committed to the discretion of the Independent Director/Trustees then in office, and any person who act as legal counsel for the Independent Directors/Trustees shall be an independent legal counsel.

Section 12. Any agreement related to this Plan shall be in writing and shall provide in substance:

                  a.) That any such agreement, with respect to a Fund, may be terminated at any time, without payment of any penalty, by the vote of a majority of the Qualified Directors/Trustees or by the vote of a majority of the outstanding Shares of that Fund, on not more than 60 days' written notice to the Distributor; and

                  b.) That such agreement shall terminate automatically in the event of its assignment.

Section 13. The Fund shall preserve copies of the Plan and any related agreements and all reports made pursuant to Section 8 hereof, for a period not less than six years from the date thereof, the first two years in an easily accessible place.




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